Via Fax 817.288.0904

Exhibit 17.1

Charles L. Wood
195 N. Harbor Drive, Unit 2203
Chicago, Illinois 60601
Mobile 818.903.8011

November 26, 2010

Mr. Tom Willis,
Chief Executive Officer
Hallmark Human Resources
3107 Fall Creek Highway
Granbury, Texas 76049

Dear Tom,

This letter confirms our telephone conversations on November 10, 2010 about my decision to resign from the board of Hallmark Human Resources. My resignation date is November 10, 2010.

I have enjoyed working with you and the board over the past two years. Your progress towards bringing the company public very soon and providing new capital for expansion is impressive. I am hopeful that the company will grow and prosper over the coming years.

Sincerely,

Charles L. Wood